THENABLERS, INC.

November 22, 2019

United States Securities and Exchange Commission VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Lopez and Mara Ransom

Re:	Thenablers, Inc.

Post Effective Amendment No. 2 on Registration Statement on Form S-1

Filed November 7, 2019

File No. 333-225239

Dear Ms. Lopez and Ms. Ransom:

Further to our receipt of confirmation from your office that all comments on Thenablers, Inc.’s (the “Company”) Post-Effective Amendment No. 2 have been satisfied, we are now in a position to proceed with the Company’s Post-Effective Amendment No. 2 on Registration Statement on Form S-1, subject to the SEC issuing a notice deeming our Post-Effective Amendment to be Effective. Accordingly, we hereby request the SEC deem our Post-Effective Amendment No.2 to be effective as of 4:00 p.m. on Tuesday, November 26, 2019 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, deem effective the filing, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in deeming effective the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the Company may not assert staff comments and/or effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Konstantinos Galanakis

Konstantinos Galanakis, CEO